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FALCONBRIDGE
FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FALCONBRIDGE ANNOUNCES PARTICIPATION IN MEETING WITH THE
MINING RESEARCH ANALYST GROUP

TORONTO, Ontario, November 29, 2004 — Falconbridge Limited (TSX: FL) announced that it will meet with the Mining Research Analyst Group (MRAG) today, in Toronto. At this meeting, the Company will make a presentation that focuses on its growth strategy, with emphasis on its project pipeline. The slide presentation is posted on the Falconbridge website at www.falconbridge.com.

For further information please contact:
Tracey Wise, Investor Relations Manager
416-982-7178
tracey.wise@toronto.norfalc.com

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FALCONBRIDGE ANNOUNCES PARTICIPATION IN MEETING WITH THE MINING RESEARCH ANALYST GROUP